Exhibit 21.1

List of Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Linn Merger Sub #1, LLC	Delaware
Linn Energy Holdco LLC	Delaware
Linn Energy Holdco II LLC	Delaware
Linn Energy Holdings, LLC	Delaware

Pursuant to Item 601(b)(21)(ii) of Regulation S-K, certain subsidiaries of the Registrant which, considered in the aggregate as a single subsidiary, would not have constituted a significant subsidiary (as defined in Rule 1-02(w) of Regulation S-X) have been omitted.